Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: June 11, 2018

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated June 11, 2018 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2022

Currency:	USD

Size:	$1,400,000,000

Maturity:	June 18, 2022

Fixed Rate Period:	From and including June 18, 2018 to but excluding June 18, 2021

Floating Rate Period:	From and including June 18, 2021 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	2.625% due May 15, 2021

Benchmark Treasury Yield:	2.664%

Spread to Benchmark Treasury:	+85 basis points

Reoffer Yield:	3.514%

Fixed Rate Coupon:	3.514%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 0.610%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Three-month LIBOR

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$1,396,500,000 (99.75%)

Interest Payment Dates:	During the Fixed Rate Period, each June 18 and December 18, beginning December 18, 2018 and including June 18, 2021, and during the Floating Rate Period, each of September 18, 2021, December 18, 2021, March 18, 2022 and June 18, 2022.

Business Day:	New York and London

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole, but not in part, on June 18, 2021 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after May 18, 2022 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated June 11, 2018 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PAS5/ US46647PAS56

Trade Date:	June 11, 2018

Settlement Date:	June 18, 2018 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

The Huntington Investment Company

Drexel Hamilton

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on June 18, 2018 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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